UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2002

Commission file number: 1-4033

VULCAN MATERIALS COMPANY
THRIFT PLAN FOR SALARIED EMPLOYEES
(full title of the plan)

VULCAN MATERIALS COMPANY
(Name of issuer of the securities held pursuant to the plan)

1200 Urban Center Drive
Birmingham, Alabama 35242
(Address of issuer's principal executive offices and address of the plan)

TABLE OF CONTENTS
Page

Independent Auditors' Report
Vulcan Materials Company Thrift Plan for Salaried Employees
   Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001
   Statements of Changes in Net Assets Available for Benefits for the Years
     Ended December 31, 2002 and 2001
   Notes to Financial Statements
Signatures
Consent of Deloitte & Touche LLP
Certification

2 3 4 5 12 13 14

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee of Vulcan Materials Company
Thrift Plan for Salaried Employees:

We have audited the accompanying statements of net assets available for benefits of the Vulcan Materials Company Thrift Plan for Salaried Employees (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Birmingham, Alabama
June 13, 2003

VULCAN MATERIALS COMPANY THRIFT PLAN FOR SALARIED EMPLOYEES STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2002 AND 2001
ASSETS	2002	2001

INVESTMENTS [Cost of $258,807,264 (2002)
   and $243,012,957 (2001)]:
   Collective short-term investments
   Common stock of Vulcan Materials Company
   Commingled funds holding principally common stock
   Loans to participants

        Total investments

CASH RECEIVABLE FROM VULCAN MATERIALS COMPANY
   - Employer contributions

NET ASSETS AVAILABLE FOR BENEFITS

See notes to financial statements.

	$40,879,591 183,141,750 97,133,919 9,366,213 330,521,473 1,335,683 $331,857,156	$43,233,741 245,084,573 106,036,666 8,786,345 403,141,325 1,058,485 $404,199,810

VULCAN MATERIALS COMPANY THRIFT PLAN FOR SALARIED EMPLOYEES STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
ADDITIONS (DEDUCTIONS) TO NET ASSETS ATTRIBUTED TO:	2002	2001

INVESTMENT INCOME (LOSS):
   Interest, net
   Dividends
   Net investment gains (losses):
     Realized
     Unrealized

        Net investment loss

CONTRIBUTIONS:
   Participants
   Vulcan Materials Company
        Total contributions

NET LOAN ACTIVITY

REDISTRIBUTION OF PARTICIPANTS' INVESTMENT
   OPTIONS BETWEEN PLANS

OTHER, net

TOTAL ADDITIONS (DEDUCTIONS), net

	$1,463,812 4,599,884 20,889,154 (88,414,159) (61,461,309) 14,596,993 5,730,794 20,327,787 (460,680) 213,402 (55,070) (41,435,870)	$2,559,538 4,771,287 25,441,706 (35,422,973) (2,650,442) 16,196,536 6,092,087 22,288,623 (390,072) 1,595,213 119,825 20,963,147

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

WITHDRAWALS BY PARTICIPANTS:
   Cash
   Common stock of Vulcan Materials Company
        Total withdrawals

NET DECREASE

NET ASSETS AVAILABLE FOR BENEFITS:
   BEGINNING OF YEAR

   END OF YEAR

See notes to financial statements.

	24,131,012 6,775,772 30,906,784 (72,342,654) 404,199,810 $331,857,156	33,610,748 9,134,478 42,745,226 (21,782,079) 425,981,889 $404,199,810

VULCAN MATERIALS COMPANY
THRIFT PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General - The financial statements of the Vulcan Materials Company Thrift Plan for Salaried Employees (the "Plan") have been prepared on the accrual basis of accounting. All assets of the Plan are held by the Northern Trust Company of Chicago, Illinois (the "Trustee"). Vulcan Materials Company (the "Company") pays the administrative costs of the Plan, including the Trustee's fees and charges.

Valuation of Investments - Investments are reported at fair value. All investments in securities are traded on national and over-the-counter exchanges and are valued at the closing bid price of the security as of the last day of the year. Loans to participants are valued at cost plus accrued interest which approximates fair value. The average cost of securities sold or distributed is used to determine net investment gains or losses realized. Security transactions are recorded on the settlement date. Distributions of common stock, if any, to participants are recorded at the market value of such stock at the time of distribution. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Investment manager fees are netted against Plan investment income. Expenses incurred in connection with the transfer of securities, such as brokerage commissions and transfer taxes, are added to the cost of such securities or deducted from the proceeds thereof.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties - The Plan invests in various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

2.	DESCRIPTION OF THE PLAN

General - The Plan, established effective January 1, 1965 and most recently restated effective January 1, 2002, provides for accumulation of savings, including ownership of common stock of the Company, for salaried employees of the Company and its participating subsidiaries, Vulcan Gulf Coast Materials, Inc., RECO Transportation, LLC., Callaway Chemical Company, Vulcan Chemical Technologies, Inc., Vulcan Aggregates Co., LLC, Vulcan Construction Materials, LP, Vulcan Construction Materials, Inc., Vulcan Materials Finance Company, Tarmac Mid-Atlantic, Inc., Palomar Transit Mix, Inc., Azusa Rock, Inc., Triangle Rock Products, Inc., Reliance Transport Company, Western Environmental Contracting, CalMat Company, CalMat of New Mexico and CalMat of Central California (collectively, the "Participating Companies") through voluntary payroll deductions and contributions by the Participating Companies.

Effective January 1, 2002, the Company amended and restated the Plan. In connection with the amended and restated Plan, the Company designated a portion of the Plan consisting of Vulcan Materials Company common stock fund as an Employee Stock Ownership Plan ("ESOP"). The Vulcan ESOP fund allows a Participant to elect to have the dividends paid on Vulcan Materials Company common stock reinvested in the Company's common stock or paid to the Participant in cash.

Participation and Vesting - Generally, salaried employees qualify to participate on the first of the month following or coincident with one month of employment service. Participants are fully vested at all times.

Funding - The Plan is funded through contributions by participants and the Participating Companies. The Plan provides for two types of employee contributions to the Plan: pay conversion contributions (pre-tax) and after-tax contributions. An employee may designate multiples of 1%, ranging from 1% to 35%, of earnings as either pay conversion contributions, after-tax contributions, or any combination of the two.

Participating Companies expect to make matching contributions out of accumulated earnings and profits to match that portion of an employee's contribution (whether pre-tax, after-tax or both) amounting up to 4% of the employee's earnings. Matching contributions by Participating Companies are determined by their boards of directors and normally range from 0% to 100% depending on a participant's completed years of matching service. In addition to the matching contributions described above, each participating company may make an additional bonus matching contribution equal to a percentage of the after-tax contributions and pay conversion contributions on the last day of the Plan year, which in aggregate exceed 4% but do not exceed 6%, of the employee's earnings for the portion of the Plan year in which the employee was an eligible participant. Pay conversion contributions, which are subject to annual increases pursuant to federal regulations, are limited to a maximum dollar amount of $11,000. Certain additional limits may be imposed on the amount of contributions by or on behalf of certain higher-paid employees.

Investment Options - Participant's contributions are invested in fourteen separate investment funds and a select retirement account (see Note 5) of the Plan in proportions elected by the participant. The Participating Companies' matching contributions are invested in the fund which consists of common stock of the Company.

Allocations and Determination of Accounts - Separate accounts are maintained for each participant for matched, unmatched, and Participating Companies contributions and accumulated earnings on each. Additionally, subaccounts are maintained for matched and unmatched accounts for the portion of each account that is attributable to pre-tax contributions and the portion attributable to after-tax contributions. Earnings are allocated to each participant's account daily in the ratio of the participant's account balance to total participants' account balances.

Distributions and Withdrawals - Upon termination of employment, disability (as defined in the Plan) or death, a participant or his beneficiary is entitled to his entire account. Distributions are made in cash, except that the portion invested in common stock of the Company may be distributed in whole shares of such stock, if requested by the participant or beneficiary. An employee terminating after January 1, 1983 can maintain his account in the Plan until age 70-1/2 if the value of such account exceeds $5,000. As of December 31, 2002 and 2001, benefits of $79,557,792 and $82,731,669, respectively, were due to individuals who were separated from the Plan.

Prior to a termination of employment, a participant may withdraw any amount up to the value of his entire account; provided, however, that (1) no portion of an actively employed participant's pay conversion contribution account may be distributed to him before age 59-1/2 unless the administrative committee approves a "hardship" withdrawal (as defined in the Plan) and (2) the preceding 24 months of matching contributions may not be withdrawn by an actively employed participant who has not been a participant in the Plan for at least 60 months.

Loans - A participant may apply for a loan at any time provided that the participant is receiving compensation from which payroll deductions may be made. The amount of the loan cannot exceed the lesser of 50% of the participant's total account, less the outstanding balance of all existing loans, or $50,000, reduced by the highest outstanding balance of existing loans during the twelve months preceding the effective date of such loan. If a loan is made, the participant shall execute a note payable to the Trustee in the amount of the loan and bearing interest at the prime interest rate plus 1%. The average rate of interest on loans approximated 8% and 9% in 2002 and 2001, respectively. A loan will be considered as an investment of the participant. The participant's investment accounts will be reduced pro rata by the amount of the loan. Any repayment made will be allocated to the participant's investment accounts in accordance with his current investment direction. Loans must be repaid in monthly installments through payroll deductions. The maximum number of monthly installments is 60.

Plan Termination - In the event it becomes necessary to terminate the Plan, participants will receive a distribution of the amounts held for their accounts.

3.	NET REALIZED INVESTMENT GAINS
	Aggregate Cost	Aggregate Proceeds	Net Realized Gain (Loss)

2002
Fund holding principally intermediate-
   term fixed income investments
Commingled funds holding principally
   common stock
Commingled funds holding principally
   international equity instruments
Fund holding Vulcan Materials
   Company common stock
        Total

2001
Fund holding principally intermediate-
   term fixed income investments
Commingled funds holding principally
   common stock
Commingled funds holding principally
   international equity instruments
Fund holding Vulcan Materials
   Company common stock
        Total

	$7,587,938 35,970,896 9,590,907 16,975,531 $70,125,272 $10,618,376 88,271,242 2,867,429 12,406,486 $114,163,533	$8,134,312 33,588,598 8,406,417 40,885,099 $91,014,426 $11,443,358 89,303,152 2,440,597 36,418,132 $139,605,239	$546,374 (2,382,298) (1,184,490) 23,909,568 $20,889,154 $824,982 1,031,910 (426,832) 24,011,646 $25,441,706
4.	INVESTMENTS

The Plan's investment assets consist of an interest in one of the investment accounts of the Vulcan Materials Company Master Trust ("Master Trust") administered by Northern Trust Company. Use of the Master Trust permits the commingling of investment assets of a number of employee benefit plans of the Participating Companies. Although the assets are commingled, the Company maintains supporting records for the purpose of allocating the investment assets and the related net earnings to the various participating employee benefit plans.

The investment accounts of the Master Trust at December 31, 2002 and 2001 are summarized as follows:

	Pension Investment Account Thrift Plan Investment Account Chemicals Savings Account Construction Savings Account Net assets	2002 $388,945,708 331,857,156 31,111,905 51,915,949 $803,830,718	2001 $468,970,898 404,199,810 34,635,694 52,206,236 $960,012,638
The net assets of the Master Trust at December 31, 2002 and 2001 are summarized as follows:

Commingled fund holding principally short-term
   fixed income investments and loans to
   participants
Guaranteed investment contracts
Fund holding principally real estate investments
Fund holding principally venture
   capital and partnership investments
Fund holding principally intermediate-
   term fixed income investments
U.S. government securities
Commingled funds holding principally
   common stock
Commingled funds holding principally
   international equity instruments
Fund holding Vulcan Materials Company
   common stock
Derivatives
Other equities

        Net assets

		2002 $84,073,537 73,599,023 44,924 25,860,144 84,268,199 72,113,206 159,226,818 87,312,885 213,065,685 325,300 3,940,997 $803,830,718	2001 $107,473,764 80,719,631 83,975 31,967,603 102,242,204 52,094,193 202,120,878 98,628,742 281,318,440 833,275 2,529,933 $960,012,638
The total investment income (loss) by type of the Master Trust for the years ended December 31, 2002 and 2001 is summarized as follows:
	Interest, net Dividends Other Net investment gains (losses): Realized Unrealized Total	2002 $12,045,779 6,319,623 260,289 (2,008,576) (148,282,806) $(131,665,691)	2001 $15,518,683 7,115,588 1,927,259 146,036,813 (237,933,944) $(67,335,601)
Investments held by the Plan at December 31, 2002 and 2001 and changes in unrealized appreciation (depreciation) of investments for the years then ended are summarized below:

Totals at December 31, 2001
Totals at December 31, 2002:
   Loans to Participants
   Managed Funds:
     301,086 units - fixed income investments
     4,942,983 units - common stocks
     300,134 units - international equity
       instruments
     $40,879,591 par - money market
       investments
     4,883,780 shares of Vulcan Materials
       Company common stock

         Total

Net change in 2002

Totals at December 31, 2000
Totals at December 31, 2001:
   Loans to Participants
   Managed Funds:
     244,466 units - fixed income investments
     4,454,066 units - common stocks
     288,015 units - international equity
       instruments
     $43,233,741 par - money market
       investments
     5,112,319 shares of Vulcan Materials
       Company common stock

         Total

Net change in 2001

Cost

$243,012,957

9,366,213

19,110,497
87,118,071

2,814,729

40,879,591

99,518,163

258,807,264

$15,794,307

$227,828,167

8,786,345

15,356,383
85,322,897

3,942,375

43,233,741

86,371,216

243,012,957

$15,184,790

Market
Value

$403,141,325

9,366,213

21,759,361
72,702,169

2,672,389

40,879,591

183,141,750

330,521,473

$(72,619,852)

$423,379,508

8,786,345

16,895,190
86,008,733

3,132,743

43,233,741

245,084,573

403,141,325

$(20,238,183)

Appreciation (Depreciation) $160,128,368 71,714,209 $(88,414,159) $195,551,341 160,128,368 $(35,422,973)
5.	INVESTMENT PROGRAM

All contributions of Participating Companies are invested in the fund which consists of the Company's common stock, except that retired or active employees over age 55 or disabled employees may transfer Company matching funds to the other investment funds. With respect to investment alternatives (1) the short-term money market fund, (2) the intermediate-term fixed income fund, (3) S&P 500 index fund, (4) the large-cap value index fund, (5) the small-cap value index fund, (6) the large-cap growth index fund, (7) the small-cap growth index fund, (8) the international equity fund, (9) the Vulcan Materials Company common stock fund, and (10) through (14) the balanced funds, investment managers have been appointed whose duty it is to advise the Trustee as to particular investments to be made. Included in the investment alternatives is a Select Retirement Account (a self-directed brokerage account) which allows the employee to invest in securities outside the standard fund. At December 31, 2002, the investment managers were as follows:

(1) Short-term money market fund

(2) Intermediate-term fixed income fund

(3) S&P 500 index fund

(4) Large-cap value index fund

(5) Small-cap value index fund

(6) Large-cap growth index fund

(7) Small-cap growth index fund

(8) International equity fund

(9) Vulcan Materials Company common stock fund

(10) through (14) Balanced funds

The Northern Trust Company
50 South LaSalle Street
Chicago, IL 60675

Mellon Bond Associates
One Mellon Bank Center, Room 1450
Pittsburgh, PA 15258-0001

State Street Global Advisors
One International Place
Boston, MA 02110

State Street Global Advisors
One International Place
Boston, MA 02110

State Street Global Advisors
One International Place
Boston, MA 02110

State Street Global Advisors
One International Place
Boston, MA 02110

State Street Global Advisors
One International Place
Boston, MA 02110

State Street Global Advisors
One International Place
Boston, MA 02110

The Northern Trust Company
50 South LaSalle Street
Chicago, IL 60675

State Street Global Advisors
One International Place
Boston, MA 02110

6.	TAX STATUS

The Plan obtained its latest determination letter on January 10, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2003	VULCAN MATERIALS COMPANY THRIFT PLAN FOR SALARIED EMPLOYEES by: /s/Charles D. Lockhart Charles D. Lockhart Chairman of the Administrative Committee